UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2021

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of June 30, 2021 and for the six months ended June 30, 2021 and for the period beginning January 28, 2020 (inception) through June 30, 2020 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We substantially commenced operations on January 13, 2021. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular as of June 30, 2021, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2021, we were offering up to $50.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). Effective March 15, 2021, the SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. The Company is utilizing this increased offering amount in its current Offering. The Offering has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2021 and December 31, 2020, we had raised total gross offering proceeds of approximately $21.0 million and $5,000, respectively, from settled subscriptions (including $15,000 and $5,000, respectively, received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 2,095,000 and 500 of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2021, approximately $29.0 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering. Most recently, the Company qualified approximately $51.2 million of additional common shares for sale pursuant to Regulation A on August 23, 2021. Refer to “Recent Developments” for further information.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until June 30, 2021, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2021	$10.24	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

We have yet to make any distributions to our shareholders as of June 30, 2021. Our Manager has declared daily distributions for shareholders of record as of the close of business on each day from July 1, 2021 through October 1, 2021, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
07/01/2021 – 07/31/2021	$0.0002739726		06/29/2021	10/21/2021	1.00%		Form 1-U
08/01/2021 – 08/31/2021	$0.0002739726		07/28/2021	10/21/2021	1.00%		Form 1-U
09/01/2021 – 10/01/2021	$0.0002739726		08/27/2021	10/21/2021	1.00%		Form 1-U
Weighted Average	$0.0002739726	(3)	-	-	1.00	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from July 1, 2021 through October 1, 2021.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2021, approximately 40,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income from equity in earnings from our investments in unconsolidated joint ventures. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

We did not substantially commence operations until January 13, 2021. Accordingly, for the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, we had total net loss of approximately $270,000 and $0, respectively.

Expenses

General and Administrative

For the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, we incurred general and administrative expenses of approximately $116,000 and $0, respectively, which includes tax and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in January 2021.

Other Income (Expense)

Equity in Losses

For the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, we had equity in losses of approximately $79,000 and $0, respectively, from our equity method investments. The increase in equity in losses is due to the commencement of operations in January 2021.

Other Fees – Related Party

For the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, we incurred a guaranty fee expense due to National Lending, LLC (“National Lending”), a self-sustaining lending entity formed by our Manager, of approximately $75,000 and $0, respectively. The increase is due to the commencement of operations in January 2021. See Note 5, Related Party Arrangements for further information.

Our Investments

As of June 30, 2021, we had acquired the following assets through our investment in Fundrise MF JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary	Georgetown, TX	Multifamily	03/05/2021	$2,500,000	Initial
Starkey Ranch Controlled Subsidiary	Odessa, FL	Multifamily	03/10/2021	$4,265,000	Initial
Lake Shadow Controlled Subsidiary	Maitland, FL	Multifamily	06/02/2021	$3,995,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the initial contribution to National Lending and Co-Investment Arrangements in exchange for ownership interests. See Note 5, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We will require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had deployed approximately $10.8 million for two investments and had approximately $8.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2021, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of September 23, 2021 and June 30, 2021, there is no outstanding unsecured Company level debt. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After enduring the worst peacetime economic downturn since the Great Depression in 2020, the global economy is experiencing a resounding rebound with the International Monetary Fund (“IMF”) forecasting record-setting growth of 6% for 2021. Fueled by government stimulus, accommodative monetary policy, and accelerated vaccination programs, a generally ‘v-shaped’ recovery has taken hold in most sectors of the economy, including real estate where the Vanguard Real Estate Index that was down -4.72% for 2020, is now up over 30% through August 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential assets where we anticipate continued demand growth. Apartment REITs have outperformed the broader REIT sector year-to-date, returning 45% through August 31, 2021 (vs. 30% for all sectors). This follows modest underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors). Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), these commercial sectors have continued to underperform the broader REIT sector in 2021 (Office +16%, Lodging +13%); Retail REITs have returned 39% year-to-date after posting the worst performance among REIT sectors in 2020 (-25%).

Multifamily properties have recently recorded unprecedented average national rent growth of over 6% year-over-year in June, with Jeff Adler, VP at Yardi Matrix, noting, “These are the largest year-over-year and monthly increases in the history of our data set.” Single-family rental units have featured even stronger year-over-year growth of 11%.

Despite the potential for setbacks from Delta and other new COVID-19 variants, the U.S. economy is expected to continue on its strong growth trajectory through the end of 2021 and into 2022. On July 27, 2021 the IMF indicated it is maintaining its global growth forecast of 6.0% for 2021 and increasing its 2022 growth forecast to 4.9%, explaining:

“The 2021 global forecast is unchanged from the April 2021 report, but with offsetting revisions. Prospects for emerging markets and developing economies have been marked down for 2021, especially for Emerging Asia. By contrast, the forecast for advanced economies is revised up. These revisions reflect pandemic developments and changes in policy support. The 0.5 percentage-point upgrade for 2022 derives largely from the forecast upgrade for advanced economies, particularly the United States, reflecting the anticipated legislation of additional fiscal support in the second half of 2021 and improved health metrics more broadly across the group.”

The economic tailwinds are likely to broadly drive rent growth, occupancy and asset pricing. On the other hand, economic vibrancy generally raises interest rates, construction costs, and will generally create a more competitive environment for the Company. The current interest rate environment dramatically eased as a result of the Federal Reserve materially lowering rates and broad based liquidity injections, but the Federal Reserve is closely monitoring their policy stance for reevaluating factors. Capital markets are vigilantly monitoring the Federal Reserve’s policy stance. Historically when markets recover, hard assets, such as real estate, see an increase in value as a result of economic expansion.

Off-Balance Sheet Arrangements

As of June 30, 2021 and December 31, 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 5, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following table summarizes real estate investments acquired by the Company through our investment in Fundrise MF JV 1, LLC since June 30, 2021 through September 23, 2021:

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
North Charleston Controlled Subsidiary	North Charleston, SC	Multifamily	07/29/2021	$2,569,500	Initial
Humble Controlled Subsidiary	Humble, TX	Multifamily	08/25/2021	$2,293,700	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

The following table summarizes real estate investments acquired by the Company through our investment in Fundrise MF JV 2, LLC since June 30, 2021 through September 23, 2021:

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Volaris PSL Controlled Subsidiary	Port St. Lucie, FL	Multifamily	08/06/2021	$386,000	Initial

(1)	Purchase Price represents the initial stated value of our equity interest in the controlled subsidiary.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2021	Beginning on July 1, 2021, the per share purchase price of our common shares was updated to $10.24 due to a change in NAV. More information can be found here.

July 2021 Contribution to National Lending	07/15/2021	On July 15, 2021, the Company made an additional contribution of $1,052,000 to National Lending, bringing its total contributions to $1,053,000.

Declaration of August 2021 Distributions	07/28/2021	On July 28, 2021, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2021 and ending on August 31, 2021. More information can be found here.

Offering Circular	8/23/2021	On August 23, 2021, we qualified $51,158,534 in our common shares to the public at $10.24 per share, the value of the shares available to be offered as of August 5, 2021 out of the rolling 12-month maximum offering amount of $75.0 million in our common shares. More information can be found here.

Declaration of September 2021 Distributions	08/27/2021	On August 27, 2021, our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2021 and ending on October 1, 2021. More information can be found here.

Status of our Offering	09/23/2021	As of September 23, 2021, we had raised total gross offering proceeds of approximately $28.0 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor, and approximately $23,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 2.8 million of our common shares.

Item 2.	Other Information

Departure of Certain Officers

Effective June 7, 2021, Benjamin Miller (i) resigned as the Interim Chief Financial Officer of the Manager and (ii) relinquished his roles as principal financial officer and principal accounting officer of the Company. Mr. Miller remains the Chief Executive Officer of the Manager and principal executive officer of the Company. Additionally, effective June 7, 2021, Alison Staloch (i) was appointed the Chief Financial Officer of the Manager and (ii) assumed the roles of principal financial officer and principal accounting officer of the Company. More information can be found here.

Item 3.	Financial Statements

INDEX  TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2021 (unaudited)	As of December 31, 2020 (*)
ASSETS
Cash and cash equivalents	$8,141	$5
Deposits	1,800	-
Other assets	31	-
Investments in equity method investees	10,903	-
Total Assets	$20,875	$5

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$52	$-
Due to related party	209	12
Settling subscriptions	217	-
Distributions payable	18	-
Redemptions payable	271	-
Total Liabilities	767	12

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 2,095,339 and 500 shares issued and 2,055,188 and 500 shares outstanding as of June 30, 2021 and December 31, 2020, respectively	20,408	5
Retained Earnings (Accumulated deficit)	(300)	(12)
Total Members’ Equity	20,108	(7)
Total Liabilities and Members’ Equity	$20,875	$5

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Period January 28, 2020 (Inception) to June 30, 2020 (unaudited)
Revenue
Revenue	-	-
Total revenue	-	-

Expenses
General and administrative expenses	116	-
Total expenses	116	-

Other income (expenses)
Equity in earnings (losses)	(79)	-
Other fees - related party	(75)
Total other income (expenses)	(154)	-

Net income (loss)	$(270)	$-

Net income (loss) per basic and diluted common share	$(0.25)	$-
Weighted average number of common shares outstanding, basic and diluted	1,069,978	452

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020(*)	500	$5	$(12)	$(7)
Proceeds from issuance of common shares	2,094,839	20,948	-	20,948
Offering costs	-	(145)	-	(145)
Distributions declared on common shares	-	-	(18)	(18)
Redemptions of common shares	(40,151)	(400)	-	(400)
Net income (loss)	-	-	(270)	(270)
June 30, 2021 (unaudited)	2,055,188	$20,408	$(300)	$20,108

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
January 28, 2020 (Inception)(*)	-	$-	$-	$-
Proceeds from issuance of common shares	500	5	-	5
Net income (loss)	-	-	-	-
June 30, 2020 (unaudited)	500	$5	$-	$5

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2021 (unaudited)	For the Period January 28, 2020 (Inception) To June 30, 2020 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(270)	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Organizational costs	28	-
Equity in (earnings) losses	79	-
Changes in assets and liabilities:
Net (increase) decrease in other assets	(31)	-
Net increase (decrease) in accounts payable and accrued expenses	52	-
Net increase (decrease) in due to related party	35	-
Net cash provided by (used in) operating activities	(107)	-
INVESTING ACTIVITIES:
Investment in equity method investees	(10,982)	-
Release (issuance) of deposits	(1,800)	-
Net cash provided by (used in) investing activities	(12,782)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	20,948	5
Redemptions paid	(129)	-
Proceeds from settling subscriptions	217	-
Offering costs paid	(11)	-
Net cash provided by (used in) financing activities	21,025	5

Net increase (decrease) in cash and cash equivalents	8,136	5
Cash and cash equivalents, beginning of period	5	-
Cash and cash equivalents, end of period	$8,141	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Offering costs accrued	$163	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. We hold substantially all of our assets directly, and as of June 30, 2021, we have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and any subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. Currently, a maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment was effective March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of shares on January 4, 2021. Most recently, the Company qualified approximately $51.2 million of shares on August 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2021 and December 31, 2020, after redemptions, the Company has net common shares outstanding of approximately 2,055,000 and 500, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2021 and December 31, 2020, the Sponsor owned 500 common shares. In addition, as of June 30, 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of June 30, 2021 and December 31, 2020, the total amount of equity outstanding by the Company on a gross basis was approximately $21.0 million and $5,000, respectively, and the total amount of settling subscriptions was approximately $217,000 and $0, respectively. Both of these amounts were offered at a $10.00 per share price.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our manager (“eREITs”), the Fundrise eFund, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2021 and the period ended December 31, 2020, there were no distributions declared by the Company that have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2020 balance sheet and certain related disclosures are derived from the Company’s December 31, 2020 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2021 and for the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year’s financial statements have been reclassified to conform to current year presentation.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will recognize a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability and a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021 and December 31, 2020, the Manager had incurred cumulative organizational and offering costs of approximately $165,000 and $160,000, respectively, on behalf of the Company. The Hurdle Rate was met as of June 30, 2021 and approximately $163,000 and $0 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2021 and December 31, 2020, respectively. Of the $163,000 due to the Manager as of June 30, 2021, approximately $28,000 was related to organizational costs and is included as a general and administrative expense in the statements of operations. During the six months ended June 30, 2021 and the period ended December 31, 2020, the Company had not reimbursed the Manager for offering costs. As such, approximately $163,000 and $0 remained payable as of June 30, 2021 and December 31, 2020, respectively.

During the six months ended June 30, 2021 and period January 28, 2020 (inception) to June 30, 2020, the Company directly incurred offering costs of approximately $10,000 and $0, respectively. No amounts were due and payable as of June 30, 2021 and December 31, 2020.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2021 and the period January 28, 2020 (inception) to June 30, 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2021 and the period January 28, 2020 (inception) to June 30, 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2021 or December 31, 2020.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of June 30, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, the FASB voted to delay the fiscal year effective date of this standard by one year, and the interim period effective date by one year. The standard will now be effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 was originally effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard is now effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section

7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Period January 28, 2020 (Inception) through December 31, 2020
Beginning balance	$-	$-
New investments in equity method investees	10,982	-
Equity in earnings (losses) of equity method investees	(79)	-
Ending balance	$10,903	$-

As of June 30, 2021, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2021, an initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 5, Related Party Arrangements for further information regarding National Lending.

(2)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 1, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

As of and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of June 30, 2021	Fundrise MF JV 1, LLC As of June 30, 2021
Real estate assets, net	$-	$220,176
Other assets	62,995	11,081
Total assets	$62,995	$231,257

Mortgage notes payable	$-	$120,179
Other liabilities	3	2,061
Equity	62,992	109,017
Total liabilities and equity	$62,995	$231,257
Company’s equity investment, net	$1	$10,902

Condensed income statement information:	National Lending, LLC As of June 30, 2021	Fundrise MF JV 1, LLC As of June 30, 2021
Total revenue	$588	$4,280
Total expenses	21	5,074
Net income (loss)	$567	$(794)
Company’s equity in earnings (losses) of investee	-	(79)

The Company did not have any investments in companies accounted for under the equity method of accounting as of December 31, 2020 or for the period January 28, 2020 (inception) through June 30, 2020.

4.	Fair Value of Financial Instruments

 We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2021, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

5.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, the Manager incurred approximately $16,000 and $0 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2020, approximately $1,000 and $12,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% of our NAV, which, until June 30, 2021, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Manager has agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, we did not incur any asset management fees.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2021 and December 31, 2020, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2021 and the period January 28, 2020 (inception) to June 30, 2020, no fees for such services have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through December 31, 2020, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

 For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2021 and for the period January 28, 2020 (inception) through June 30, 2020, fees of approximately $3,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2021. As of December 31, 2020, Fundrise, L.P. had committed to purchase an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000 due on a date no later than ten (10) days after the date on which we began to accept subscriptions to our Offering. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, the Sponsor incurred approximately $17,000 and $0, respectively, of costs on our behalf. Approximately $7,000 and $0 of such costs were due and payable as of June 30, 2021 and December 31, 2020, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the eREITs entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2021, and December 31, 2020, the Company has contributed approximately $1,000 and $0 for a 0% and a 0% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. As of June 30, 2021 and December 31, 2020, we have not entered into any promissory notes with National Lending.

In connection with the acquisitions of two real estate investments made by Fundrise MF JV 1, LLC, we entered into two indemnity and contribution agreements with National Lending. Per the agreements, National Lending will act as the guarantor of the loans in the event that we cannot satisfy the requirements of the loan, in exchange for payment of a guaranty fee. The annual rate is 0.20% of the outstanding principal balance on the 1st day of each calendar month. For the six months ended June 30, 2021 and the period January 28, 2020 (inception) through June 30, 2020, we have incurred approximately $75,000 and $0 of guaranty fees, respectively. As of June 30, 2021 and December 31, 2020, approximately $38,000 and $0 of guaranty fees were due and payable, respectively.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

6.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

7.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2021 and December 31, 2020, approximately $2,000 and $160,000 respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

8.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 23, 2021 for potential recognition or disclosure.

Offering

On August 23, 2021, the Company qualified an additional $51.2 million of common shares pursuant to the Offering, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of September 23, 2021, we had raised total gross offering proceeds of approximately $28.0 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $23,000 received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 2.8 million of our common shares.

New Investments

As of September 23, 2021, the Company’s Fundrise MF JV 1 acquired two additional real estate investments. The Company’s initial purchase price was approximately $4.9 million, which represents the total price paid by us for our pro rata share of the equity in the controlled subsidiaries.

As of September 23, 2021, the Company’s Fundrise MF JV 2 acquired one real estate investment. The Company’s initial purchase price was approximately $386,000, which represents the initial stated value of our equity interest in the controlled subsidiary.

Additional Contributions to National Lending, LLC

On July 15, 2021, the Company contributed an additional $1,052,000 to National Lending in accordance with the subscription agreement, for a total cumulative contribution of $1,053,000, which is equivalent to approximately 1.6% ownership as of July 15, 2021.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix B to the Company’s Offering Circular filed on August 24, 2021)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 23, 2021.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 23, 2021
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 23, 2021
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)